SULLIVAN & CROMWELL LLP A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England ______________________ FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

                            August 18, 2014

Mr. Terence O’Brien,
Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Dear Mr. O’Brien,

I refer to your comment letter dated July 22, 2014 to Maeve Carton of CRH plc (the “Company”) and my telephone call with Jenn Do on August 15, 2014 regarding the due date for responding to your letter. The Company has requested a further extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by August 29, 2014.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,
/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:	Jenn Do Jeanne Baker (Securities and Exchange Commission)

Maeve Carton (CRH plc)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.
The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).
A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.